

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February 12, 2016

George J. Powell, III
Chief Executive Officer
Code Green Apparel Corp.
31642 Pacific Coast Highway, Suite 102
Laguna Beach, California 92651

> **Re: Code Green Apparel Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 29, 2016**
> **File No. 333-206089**

Dear Mr. Powell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2015 letter.

General

1. We note your response to comment 1. As previously requested, please provide us with your calculations of how you determined the number of shares outstanding held by affiliates of the company and non-affiliates of the company.   We may have further comment.

Cover page

2. Please revise your cover page to indicate the fixed price the shares will be sold at.

Selling Security Holders, page 11

3. Please revise to indicate the number of outstanding shares, along with the date for the outstanding shares, used to compute the percentages in the selling shareholder table.

Employees, page 19

4. We note you statement that "Outside of the CEO, the Company does not have any employees." We also note that Mr. Thomas Witthuhn is your Chief Operating Officer. Please revise or advise as appropriate.

Executive Compensation, page 32

5. Please revise to update your executive compensation disclosure through the period ending December 31, 2015.

Security Ownership of Certain Beneficial Owners and Management, page 32

6. Please revise to provide the beneficial ownership information for Mr. Thomas Witthuhn.

7. Please revise to provide the beneficial ownership information for the holders of the Series A Preferred Stock and the Series B Convertible Preferred Stock. See Item 403 of Regulation S-K.

Index to Financial Statements, page F-1

8. Please update the financial statements as necessary in accordance with Rule 8-08 of Regulation S-X and relevant disclosures in the next amendment.

Part II

Recent Sales of Unregistered Securities, page 34

9. We note that you indicate in the prospectus that there are 40,000 shares of your Series B Convertible Preferred Stock outstanding. It appears that you have not addressed the December 7, 2015 Exchange Agreement with Dr. Scheffrey which covered the issuance of 40,000 shares of Series B Convertible Preferred Stock. Please revise to provide the disclosure required by Item 701of Regulation S-K for the issuance of the 40,000 shares of Series B Convertible Preferred Stock or advise us why the disclosure is not required.

10. We note your response to comment 16 and we reissue it in part. Please revise to indicate the exemption from registration claimed for each of the noted transactions.

Signatures, page 38

11. Please have the registration statement signed by a majority of the directors. See Instructions to Signatures on Form S-1.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Aaron D. McGeary, Esq.
     The McGeary Law Firm, P.C.